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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and restate Items 5 and 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed on July 21, 2003 and to add new Exhibits (a)(7), (a)(8) and (a)(9) and revise the Exhibit Index accordingly.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Special Committee retained TM Capital as its independent financial advisors in connection with the Special Committee's analysis and consideration of, and response to, Dura's proposal and with respect to the possible purchase of all or a portion of the stock or assets of the Company, a recapitalization of the Company, a sale of the Company or the solicitation of proxies or consents of the Company's shareholders. The Special Committee has agreed to pay TM Capital a fee of $175,000 for such services and to reimburse TM Capital for related out-of-pocket expenses. The Company has agreed to indemnify TM Capital against certain liabilities arising out of or in connection with the engagement.

        The Company has retained Lazard as its investment banker in connection with the Company's analysis and consideration of, Dura's proposal. The Company has agreed to pay Lazard a fee of $200,000 for such services and to reimburse Lazard for related out-of-pocket expenses. The Company has agreed to indemnify Lazard against certain liabilities arising out of or in connection with the engagement.

        The Company has retained Innisfree M&A Incorporated to assist it in connection with the Company's communications with its shareholders with respect to the Offer, to monitor trading activity in the Common Shares, and to identify investors holding noteworthy positions in street name. The Company does not have a fee arrangement with Innisfree in connection with the Offer. Innisfree will be reimbursed by the Company for its related out-of-pocket expenses, which were $7,600 as of August 1, 2003. The Company has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 9.    EXHIBITS

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Shareholders
(a)(2)	Press Release issued by Methode on July 21, 2003
(a)(3)	Restated Certificate of Incorporation of Methode
(a)(4)	Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode
(a)(5)	Certificate of Designation of Series A Junior Participating Preferred Stock of Methode
(a)(6)	By-laws of Methode
(a)(7)	Press Release issued by Methode on July 30, 2003
(a)(8)	Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode dated July 31, 2003
(a)(9)	Press Release issued by Methode on August 1, 2003
(e)(1)
Agreement dated July 20, 2003 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley.
(e)(2)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002
(e)(3)	Form of Agreement between William T. Jensen and Methode
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode
(e)(5)	Form of Agreement between Donald W. Duda and Methode
(e)(6)	Form of Agreement between John R. Cannon and Methode
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode
(e)(8)	Form of Agreement between James F. McQuillen and Methode
(e)(9)	Form of Agreement between Douglas A. Koman and Methode
(e)(10)	Methode Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program)
(e)(11)	Methode 2000 Stock Plan
(e)(12)	Methode 1997 Stock Plan

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 1, 2003	Methode Electronics, Inc.
	By:	/s/ Donald W. Duda Name Donald W. Duda Title President

Index of Exhibits

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(2)	Press Release issued by Methode Electronics, Inc. on July 21, 2003 (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(3)
Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(4)
Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(c) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003).
(a)(5)
Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003).
(a)(6)	By-laws of Methode Electronics, Inc. (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(7)	Press Release issued by Methode Electronics, Inc. on July 30, 2003
(a)(8)	Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode Electronics, Inc. dated July 31, 2003
(a)(9)	Press Release issued by Methode Electronics, Inc. on August 1, 2003
(e)(1)
Agreement dated July 20, 2003 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(e)(2)
Agreement dated August 19, 2002 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated by reference to Annex A to the Methode Electronics, Inc. Proxy Statement on Form 14A filed June 10, 2003).
(e)(3)	Form of Agreement between William T. Jensen and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001).
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode Electronics, Inc. (incorporated by reference to Methode Electronic Inc.'s Form 10-K for the year ended April 30, 2001).
(e)(5)
Form of Agreement between Donald W. Duda and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).

(e)(6)
Form of Agreement between John R. Cannon and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(7)
Form of Agreement between Robert J. Kuehnau and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(8)
Form of Agreement between James F. McQuillen and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference)
(e)(9)
Form of Agreement between Douglas A. Koman and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended July 31, 2002, and incorporated herein by reference)
(e)(10)
Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 1994, and incorporated herein by reference).
(e)(11)	Methode Electronics, Inc. 2000 Stock Plan. (incorporated by reference to Methode Electronic Inc.'s Form 10-Q for the three months ended October 31, 2000, and incorporated herein by reference).
(e)(12)	Methode Electronics, Inc. 1997 Stock Plan. (incorporated by reference to Methode Electronic Inc.'s Registration Statement No. 333-49671)

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  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 9. EXHIBITS
SIGNATURE
Index of Exhibits